Exhibit 12

AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	2007	2006	2005	2004	2003

Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$504	$231	$(857)	$(751)	$(1,307)

Add: Total fixed charges (per below)	1,828	1,945	1,846	1,755	1,643

Less: Interest capitalized	20	29	65	80	71
Total earnings (loss)	$2,312	$2,147	$924	$924	$265

Fixed charges:
Interest	$857	$969	$897	$822	$665

Portion of rental expense representative of the interest factor	898	898	876	869	930

Amortization of debt expense	73	78	73	64	48
Total fixed charges	$1,828	$1,945	$1,846	$1,755	$1,643

Ratio of earnings to fixed charges	1.26	1.10	-	-	-

Coverage deficiency	$-	$-	$922	$831	$1,378